HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________         Email:  harttrinen@aol.com
Donald T. Trinen                                    Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 March 18, 2008

Kristina Aberg
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

      Re:   Epic Energy Resources, Inc.
            Form S-1/A

     This office represents Epic Energy Resources, Inc. (the "Company"). Amendment #1 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated February 12, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

1. Comment complied with.                                                    53

2. Comment complied with.                                                    54

3. Comment complied with.                                                    53

4. Comment complied with.                                                    54

5. Comment complied with.                                                    54

6. There were no prior securities transactions between Epic or any of its predecessors, selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder had a contractual relationship regarding the sale of the notes or warrants.

7. We have added the information requested by the first bullet point of this comment. The other bullet points do not apply
since the selling shareholders have not been included in any
other registration statements filed by the Company.                          53

                                                                     Page Number
                                                                     -----------

8. We provided the disclosure requested by the first bullet
point of this comment.  Based upon information provided to
us by the selling shareholders, none of the selling
shareholders have or had a short position in the Company's
common stock.                                                                16

9. It is the Company's position that the description of all relationships and arrangements between the Company, and any of its predecessors, the selling shareholders, any affiliates of the selling shareholders, or any person with whom any shareholder had a contractual relationship regarding the sale of the notes or warrants has been disclosed in the prospectus. In addition, it is the Company's position that all agreements between or among the foregoing parties have been filed as exhibits to the registration statement.

10. Comment complied with.                                                   10

11. Comment noted.

12. Comment complied with.

13. Comment complied with.                                           FS-1/FS-73

14. Comment complied with.                                                    3

15. Comment complied with.                                                    3

16. Comment complied with.                                                  6-9

17. Comment complied with.                                                    6

18. The Company does not have any current acquisition plans.

19. Comment complied with.                                                    8

20. Comment complied with. Please note that the Company's
financial statements do not reflect "cost of goods sold",
although they do reflect lease operating expenses.                           12

21. Comment complied with.                                                   13

22. Comment complied with.                                                   16

23. Comment complied with.                                                   14

24. Comment complied with.                                                   16

                                                                     Page Number
                                                                     -----------

25. Comment complied with.                                                   52

26. The disclosure which is the subject of this comment has
been revised to delete any reference to independent petroleum
engineers.                                                                   19

27. Comment complied with.                                                6, 26

28. The information requested by this comment will be furnished supplementally.

29. Comment complied with.                                                   25

30. Comment complied with.                                                   32

31. Comment complied with.                                                   33

32. Comment complied with.                                                   33

33. Comment complied with.                                                   36

34. Comment complied with.                                                   36

35. Comment complied with.                                                   36

36. Comment complied with.                                                   39

37. The directors' compensation policy  posted on the
Company's website is intended  to  pertain  to  compensation which  will be  paid  during  2008 and subsequent  years.
The director's  compensation  disclosed in the  registration statement is that which was paid during the year ended
December  31,  2007.  We have added total columns to the
directors' compensation table.                                               39

38. Comment complied with.                                                   40

39. Comment complied with.                                                   41

40. Comment complied with.                                                   41

41. Comment complied with.                                                   42

42. Comment complied with.                                                   42

43. Comment complied with.                                                   42

                                                                     Page Number
                                                                     -----------

44. Comment complied with.                                                   42

45. Comment complied with.                                                   43

46. Each of the selling shareholders provided the Company with a questionnaire which was attached to the Registration Rights Agreement filed as part of Exhibit 10.4. In the questionnaire, each selling shareholder represented that they expected to pay only normal commissions in connection with the sale of their shares.

47. None of the Company's shareholders are registered broker-dealers or affiliates of broker-dealers.

48. None of the selling shareholders are affiliates of broker-dealers.

49. Comment complied with.                                                   55

50. Comment complied with.                                        55, Exh. 23.1

51. The pro forma financial statements have been revised.                  F-58

52. The significant customer relationships pertain to potential future revenues for Pearl. Accordingly, these customer relationships are considered goodwill and none of the purchase price was specifically allocated to customer relationships.

53. The pro forma financial statements have been revised to
include an adjustment for interest expense for the notes sold
in December, 2007. See explanatory note #6.                                F-61

54. The 4,397,000 shares sold in December 2007 were restricted securities. The Company's stock is listed on the OTC Bulleting Board and is thinly traded. As a result of the foregoing, a 50% discount to the market price of the Company's common stock on December 5, 2007 was considered reasonable. Please note that subsequent to January 25, 2008 the Company's common stock has traded below $1.50 per share.

55. The issuance of the warrants in connection with the sale of the notes resulted in a reduced interest rate on the notes. As a result, a financial derivative was created related to the warrants. The Company's interpretation of EITF 00-19 was that the warrants should be classified as equity (additional paid in capital) with a corresponding debt discount that should be amortized to income over the life of the notes. The Company's conclusion was based on its belief that there was no penalty related to the warrants for lack of fulfillment. There are liquidated damages for the sales of common stock and the notes, but not for the warrants.

                                                                     Page Number
                                                                     -----------

Thus, by their very nature, these terms do not require registration. The Company used the Black Scholes method to calculate the value of the warrants (and corresponding debt discount) and developed a debt discount amortization schedule based on the parameters of the 10% note.

56. The pro forma financial statements have been adjusted to reflect the potential payment of damages to the investors in the
December 2007 financing.                                                   F-61

57. The 44,000,000 shares were sold for cash of $440. At the time of the sale there was no market for the Company's common stock, the Company did not have any assets or liabilities, and the Company was not operating. The fair value of the 44,000,000 shares was the $440 received by the Company.

58. Comment complied with.                                                  F-9

59. The Company is in negotiations to sell the gas from its Kansas wells to Oneok Field Services. If an agreement is reached, Oneok may begin purchasing gas from the Company by May 2008. As a result, no revisions to the Company's reserves are necessary.

60. See our response to comment 59.

61. Comment complied with.                                                 F-17

62. See our response to Comment 59.

63. The Company's amended 10-Q report has been filed with the Commission.

64. Paragraph 48 of SFAS No. 141 provides flexibility due to the difficulty of closing financial books on a date other than a month or quarter-end. The date used for the acquisition
(July 1, 2007) was less than one fiscal quarter from the actual date of the transaction (August 13, 2007). Since the effective date for financial statement purposes was other than the actual date the transaction took place, the Company adjusted the cost of the acquisition and net income was reduced by using an imputed interest rate.

 65. The significant customer relationships pertain to potential future revenues for Carnrite. Accordingly, these customer relationships are considered goodwill and none of the purchase price was specifically allocated to customer relationships.

                                                                     Page Number
                                                                     -----------

66. At the present time, Epic Exploration and Production does not have any assets or liabilities and has not commenced operations. Epic Exploration and Production will be consolidated with the Company when it begins operations. Pursuant to Section 7-106-202(2) of the Colorado Revised Statutes, the consideration received for shares may consist of any benefit to a coproration.

67. Footnote 4 has been revised to include disclosure of the
line of credit.                                                            F-27

68. Footnote 12 has been amended to disclose the warrant activity.         F-15

69. The pro forma financial statements pertaining to the Carnrite acquisition have been consolidated with the pro forma financial statements pertaining to the acquisition of the Pearl Investment
Company.

70. The description of the cost of services has been amended.              F-38

71. Comment complied with.                                                 F-38

72. The re-organization enabled Pearl to isolate the risks and liabilities of each unit from Pearl's other divisions. For accounting purposes Pearl consolidates all business units, eliminating any intercompany transactions.

73. Comment complied with. Shares were issued to certain employees of the Pearl Investment Company to reward them for their past service to Pearl and to encourage the employees to remain with
Pearl.                                                                  Item 15

74. Comment complied  with.                                             Item 16

75. Comment complied with.                                            Signature
                                                                      page

76. Comment complied with.                                               Exh. 5

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.


                                          By
                                                William T. Hart
WTH:ap